Filed by Aloha Airgroup, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836



         TurnWorks Acquisition III, Inc. (to be renamed Aloha Holdings, Inc. ("Aloha Holdings")) and Hawaiian Airlines, Inc. ("Hawaiian") will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY ALOHA AIRGROUP, INC., HAWAIIAN AIRLINES, INC. AND TURNWORKS, INC. ON DECEMBER 19, 2001

[ALOHA AIRLINES LOGO]       [HAWAIIAN AIRLINES LOGO]              TurnWorks Logo


NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
Wednesday, December 19, 2001
                                                                        Contact:
                                  Stu Glauberman, Aloha Airgroup, (808) 539-5947
                                 Keoni Wagner, Hawaiian Airlines, (808) 833-6778
                                     Owen Blicksilver, TurnWorks, (516) 742-5950
                          Alison Russell, Communications-Pacific, (808) 543-3542


                            ALOHA, HAWAIIAN TO MERGE

         Airline Industry Leader Greg Brenneman to Head Combined Company

HONOLULU - In a move designed to ensure the continued viability of Hawaii's interisland air service in a changing marketplace, Aloha Airgroup, Inc. and Hawaiian Airlines, Inc. (AMEX/PCX "HA") today agreed to merge Hawaii's two air carriers under a new holding company, Aloha Holdings, Inc.

The new company will be headed by Greg Brenneman, the former president and chief operating officer of Continental Airlines, who for six years helped lead that carrier's spectacular turnaround. Brenneman will serve as chairman and chief executive officer of Aloha Holdings, Inc., which will be a public company traded as Hawaiian Airlines under the ticker symbol HA on the American Stock Exchange
(AMEX) and the Pacific Stock Exchange (PCX).

The combined carrier is committing to hold unrestricted interisland fares for two years, and for an additional three years to link increases in those fares to inflation and other adjustments that affect all airlines, such as increased insurance and security rates due to September 11. Beyond this, the carrier will work with the State Attorney General to ensure fair prices for all consumers, including those who currently can arrange their travel at lower fares.

Both Aloha and Hawaiian have been adversely impacted by the global economic slowdown and the dramatic reduction in Hawaii visitors since the tragic events of September 11. These and other financial factors, such as the continuing trend toward more direct flights from the mainland U.S. to Hawaii's Neighbor Islands, have made it uneconomical to maintain dual interisland operations.

"This merger is the best thing these two great airlines could do for the people and economy of Hawaii," said Brenneman. "This state is dependent, like no other place in our country, on frequent, affordable, reliable local air service. The merger will create a flagship carrier for Hawaii that will not only allow the continuation of interisland service that Hawaii depends on, but will also provide the financial muscle and staying power needed to allow us to bring more visitors to Hawaii by growing in new markets, on the Mainland and in the Pacific.

Since leaving Continental in May 2001, Brenneman has served as chairman and CEO of TurnWorks, Inc., a Texas-based company he founded in 1994, shortly before moving to Continental. TurnWorks invests in and works with firms needing executive turnaround leadership, management expertise and financial re-engineering. During Brenneman's six years as Continental's president and chief operating officer, he worked with management and employees as they developed and implemented a plan which resulted in a dramatic turnaround. Continental moved to the top of the industry in most major airline performance indicators, resulting in a dramatic improvement in shareholder value, reversing 16 years of losses. The company was recognized for outstanding service, including winning the J.D. Power, Frequent Flyer Magazine Award five out of six years for the best customer service of any U.S. air carrier. Continental climbed as high as Number 18 in Fortune (magazine's) "100 Best Places to Work in America" before Brenneman's departure.

"I look forward to working closely with all the employees of the new airline as we focus on the basics of providing a great product delivered by people who like coming to work," said Brenneman.

The merger is expected to strengthen the company by generating savings of approximately $90 million from the consolidation of operations, elimination of excess aircraft and the coordination of flight schedules, ticket distribution and other functions. The company hopes to minimize the number of employees displaced as a result of the merger and, once profitability is reached, quickly grow so that everyone can come back to work. Brenneman plans to closely involve the unions and employees in making the integration of the two companies a success.

The new airline is expected to have annual revenues of approximately $1 billion, ranking it 10th largest among U.S. carriers, with solid prospects for growth.

The combined company will continue to operate the interisland, Mainland, and Pacific routes currently served by Aloha and Hawaiian, including the operations of Aloha's sister carrier, Island Air, linking Hawaii's primary and secondary airports. The new company also will continue to provide dedicated interisland freight/cargo service.

Aloha and Hawaiian's airline alliance partners will be able to keep their current contracts until they expire. Brenneman said the aim is to work with these partners to develop new agreements as well as to work closely with any airline that wishes to connect its passengers between the Islands.

Under terms of the merger agreement, current Hawaiian Airlines' shareholders will receive approximately 52 percent of the combined company and a six-year, 8-percent note with a face value of $2 per share. Of the 52 percent, Airline Investors Partnership (AIP), Hawaiian's current majority owner, will receive approximately 28 percent and Hawaiian's public shareholders will receive approximately 24 percent. Aloha Airgroup shareholders will receive approximately 28 percent of the combined company, and TurnWorks will receive approximately 20 percent. Additional details regarding the transaction are described in the Annex attached hereto.

An 11-member board of directors will govern Aloha Holdings, Inc. Three members will represent major employee labor units. In addition to Chairman and CEO Brenneman, Han "Sonny" Ching will serve as vice chairman. Ching has been chairman of the board of Aloha Airgroup since 1993.

Ching said, "We see this new venture as the evolution of what Aloha began more than 55 years ago--an airline especially dedicated to the people of Hawaii. We are fortunate to have a highly respected airline executive like Greg Brenneman to help us carry on this tradition."

John Adams, chairman of the board of Hawaiian Airlines, said, "Combining these two companies is something that makes sense now. The events of September 11, the distressed economic climate, and the interest expressed by TurnWorks were the catalysts for taking this step. The merger will create both immediate and long-term benefits for the flying public, Hawaii residents, and the Hawaii economy, as well as for our shareholders."

The closing is subject to certain federal and state antitrust and other regulatory approvals, which are expected to be obtained in the first half of 2002. Aloha Airgroup's President and CEO Glenn Zander and Hawaiian Airlines' Vice Chairman and CEO Paul Casey plan to retire from their companies when the transaction closes.

Zander said: "The completion of this merger will fulfill my mission at Aloha, which is to provide a financially stable air carrier that serves the needs of Hawaii and has the strength to expand into new markets. Stability, strength and growth will enable Hawaii's airline to bring increased economic benefits to the state for many years to come."

Aloha Airlines was founded in 1946 as Trans-Pacific Airlines and is today the largest provider of interisland air transportation services in Hawaii, including passenger, air cargo and contract services. In addition, Aloha offers daily trans-Pacific scheduled air service between Hawaii and Oakland and Orange County in California, as well as Las Vegas, Nevada. Aloha's sister carrier, Island Air, operates scheduled air service to Hawaii's smaller airports.

Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. From Honolulu, Hawaiian provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and seven Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of trans-Pacific air service between the U.S. mainland and Hawaii.

TurnWorks, Inc., a Texas-based private equity investment firm founded in 1994, focuses on corporate turnarounds and provides services such as management expertise, financial re-engineering, executive search and growth capital.

Mercer Management Consulting provided strategic consulting services in support of the merger.

Additional information on Aloha Airgroup and Hawaiian Airlines is available at www.alohaairlines.com and www.hawaiianair.com. In addition, an investors' presentation is available at www.hawaiianair.com. Updated information on the merger will be posted on both sites as it becomes available.

         Cautionary Statement
         --------------------

         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                                    # # # # #

ANNEX

The transaction includes the following terms:

o The shares of Hawaiian common stock will convert, based on a fixed exchange ratio, into a number of shares that are expected to represent, in the aggregate, approximately 52% of the shares of the combined company.

o Each share of Hawaiian common stock will convert, not only into equity of the combined company, but also into a six-year, 8% note with a face value of $2.00.

o Airline Investors Partnership (AIP), the majority stockholder of Hawaiian, will hold approximately 28% of the combined company as a result of the conversion of its shares in the merger.

o AIP will also receive an additional $10 million in cash as merger consideration for its controlling equity interest in Hawaiian.

o Shares of Aloha will convert, based on a fixed exchange ratio, into a number of shares that are expected to represent approximately 28% of the combined company.

o TurnWorks will hold approximately 20% of the equity of the combined company upon completion of the transaction.

o The completion of the transaction is subject to several conditions, including approvals by stockholders' meetings of both Aloha and Hawaiian, third-party consents and requisite regulatory approvals, filings, notifications and clearances with respect to aviation and antitrust regulatory authorities.

o AIP, as holder of approximately 53% of the common stock of Hawaiian, has agreed to vote for the transaction at the stockholders' meeting of Hawaiian.

o Stockholders holding at least 80% of the voting power of Aloha have also agreed to vote for the transaction at the stockholders' meeting of Aloha.

THE FOLLOWING IS A QUESTION & ANSWERS RELEASE DISSEMINATED BY ALOHA AIRGROUP, INC., HAWAIIAN AIRLINES, INC. AND TURNWORKS, INC. ON DECEMBER 19, 2001

[ALOHA AIRLINES LOGO]       [HAWAIIAN AIRLINES LOGO]              TurnWorks Logo


                             ALOHA, HAWAIIAN MERGER
                         EMPLOYEE QUESTIONS AND ANSWERS

1. Q: Aloha and Hawaiian are two companies with different corporate cultures. How will they be integrated?

     A: Although each company has its unique strengths, our business and our customers are the same. If we keep our focus on our customers and on creating an environment of a great place to work, then the integration will occur naturally. In working together, we'll win together, and share in the benefits of a financially strong airline. Greg Brenneman has extensive experience in providing leadership in situations involving major, top-level corporate change.

2.   Q:  When will we know whether we have a job or not?

     A: Until appropriate approvals are received and the transaction officially closes, it will be business as usual for all employees. The closing will take place after all regulatory approvals are secured. This is expected to take place in the first half of 2002. The company hopes to minimize the number of employees displaced as a result of the merger and, once profitability is reached, quickly grow so that everyone can come back to work.

3. Q: How are you going to merge the employee groups with different contracts, pay rates, seniority and benefits at the two companies?

     A: Each union has been notified in accordance with its respective collective bargaining agreements. The goal is to develop a process of merging seniority lists and negotiating a combined contract for each organized work group that is collaborative, timely and fair. We will only win together if we work together.

         We have told the unions that we will abide by the merger provisions contained in each collective bargaining agreement.

         Greg Brenneman plans to closely involve the unions and the employees in making the integration of the two companies a success.

4.  Q:   Will my original date of hire and years of service carry over to the new company?

     A:  For non-represented and non-contract employees, the answer is yes.
         For union-represented employees, this will be governed by union merger policies and negotiations for each work group.


5. Q: Our companies have employee programs (e.g., anniversary awards, retiree functions, perfect attendance, awards, etc.).
         Will these continue?

     A: Employee recognition programs are and will remain an important part of the new company. A key element of the plan will be to continuously create an environment where people like to come to work every day. Employees will know that they are valued.

         Greg Brenneman is committed to a pro-employee environment that recognizes employees for their contributions. As part of Continental Airlines' turnaround in the mid-1990s, Brenneman not only focused on understanding what customers wanted, but also provided employee incentives and built a corporate culture of trust - what he calls "a winning environment."

         In addition, Greg is contributing $250,000 to establish a fund to help company employees in need. The fund will be administered by a cross-section of company employees. More information about this fund will soon follow.

6.   Q:  Who do I talk with if I have questions or concerns?

     A: Keep in mind that definitive answers to some questions may not yet be available. You can communicate through your manager, and information also will be provided through a newsletter, employee bulletins, and your respective company hotline. In addition, you can listen to a recorded message, updated weekly by Greg Brenneman, by calling a special Employee Hotline at (808) 537-2023.

     Cautionary Statement
     --------------------

     This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

     Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                                    # # # # #

THE FOLLOWING IS A QUESTION & ANSWERS RELEASE DISSEMINATED BY ALOHA AIRGROUP, INC., HAWAIIAN AIRLINES, INC. AND TURNWORKS, INC. ON DECEMBER 19, 2001

[ALOHA AIRLINES LOGO]       [HAWAIIAN AIRLINES LOGO]              TurnWorks Logo


                             ALOHA, HAWAIIAN MERGER
                           MEDIA QUESTIONS AND ANSWERS

1.   Q:  Why are we merging the two airline companies?

     A: Every airline in the industry has been hard hit as a result of the economic slowdown and the tragic events of September 11. Aloha and Hawaiian started with limited cash balances and have both experienced significant financial losses over the last several months. Even with recent layoffs and the reduction in capacity, both airlines are running interisland load factors below the breakeven point. Unless something is done, further downsizing is inevitable and both companies risk running out of cash.

         Combining the airlines creates the opportunity to establish a financially strong Hawaii-based carrier to serve Hawaii similar to the way Alaska Airlines serves Alaska. Once the market has recovered, it is our plan to enter new markets on the mainland and in the Pacific every year and grow to a sizable and profitable airline.

         This is not one company buying the other, but rather a combination of equals that will leverage the strengths each brings to the merger.

         The key thing to remember is that this merger is the best way to ensure the continued viability of Hawaii's interisland air service in a changing marketplace. The merger will create a flagship carrier for Hawaii that will not only allow the continuation of the frequent, affordable, quality interisland service that Hawaii depends on, but will also provide the financial muscle and staying power needed to allow us to bring more visitors to Hawaii by growing in new markets, both on the mainland and in the Pacific region.

2. Q: What will be the size of this new company when the two airlines are merged?

     A: The combined company is expected to have approximately $930 million in revenues and $130 million in cash at the end of 2001 and rank 10th in size in the nation. With financial strength and stability, the new company projects 7-10 percent growth annually.

         This growth will benefit flyers with greater convenience, it will benefit employees with more and better jobs, it will benefit Hawaii by providing frequent, affordable, quality interisland service and by encouraging the growth of visitor arrivals from new mainland and Pacific destinations we plan to serve.

3.   Q:  What will be the name of the new company?

     A: The new holding company will be called Aloha Holdings, Inc. Aloha Holdings will be a public company traded as Hawaiian Airlines under the ticker symbol HA on the American Stock Exchange (AMEX) and the Pacific Stock Exchange (PCX). Recognizing that there is a great deal of pride and value in both Aloha and Hawaiian, we have kept both companies' names alive.

         The new merged airline will be Hawaii's flagship carrier. It will promote Hawaii to visitor audiences as never before. By expanding the network of cities served, it will bring new visitors to Hawaii, helping to strengthen the state's economy.

4.   Q:  Who will run the new company?

     A: Greg Brenneman, chairman and chief executive officer of TurnWorks, Inc., will serve as the company's chairman and CEO. He expects to combine talent from both companies as well as bring new professionals and expertise to the management team. During Brenneman's six years as Continental's president and chief operating officer, he worked with management and employees as they developed and implemented a plan which resulted in a dramatic turnaround. Continental moved to the top of the industry in most major airline performance indicators, resulting in a dramatic improvement in shareholder value, reversing 16 years of losses. The company was recognized for outstanding service, including winning the J.D. Power, Frequent Flier Magazine Award five out of six years for the best customer service of any U.S. air carrier. Continental climbed as high as Number 18 in Fortune magazine's "100 Best Places to Work in America" before Brenneman's departure.

         What this means for Hawaii is that we will have successful, reliable service, provided by employees who are happy to come to work every day and win friends for Hawaii through "best-in-the-world" operations and the provision of real value to customers - Hawaii residents and visitors alike.

5.   Q:  Who is TurnWorks, Inc. and what are their plans?

     A: TurnWorks is an investment firm specializing in corporate turnarounds, financial re-engineering, executive search and capital growth. The company is led by Greg Brenneman, its chairman and CEO. TurnWorks takes a long-term view toward fixing companies by providing services customers want and will pay for, creating great products and working with employees to develop companies where people like to come to work every day.

6.   Q:  How soon will Mr. Brenneman be involved in running the company?

     A: Until the close of the merger transaction, each airline will continue to operate independently and Mr. Brenneman will not be involved in day-to-day management.

         He will, however, be hard at work laying the groundwork for translating the potential for the merged company into reality, beginning the moment the merger comes into effect.

7.   Q:  Where will the headquarters be located?

     A: A final determination on the headquarters' location will be made prior to the close of the transaction. What we do know for certain is that the headquarters will be located in Honolulu.

         Greg Brenneman is committed to working together, not only with employees and customers, but with the community. An essential part of the planning for the merged company is partnership with the community.

8.   Q:  What can the employees expect from the new company?

     A: Employees can expect to work together with management to create a place where everyone likes coming to work every day.

         Greg Brenneman will communicate his vision for the new company in open, honest, direct and frequent communication to the employees. A weekly voicemail will be recorded which will allow all employees to track the merger approval process.

         For Greg Brenneman, managing a company means "winning together." In the case of the merged company, this means that the integration of the two existing work forces will be done fairly - and that they can expect to frequently celebrate successes together.

9.   Q:  What aircraft will the new company utilize?

     A: There are many factors associated with finalizing a fleet plan, including discussions with aircraft manufacturers and the businesses that lease Aloha and Hawaiian airplanes. These discussions will begin immediately. Our fleet plan will include continued replacement of older aircraft with newer ones. We will share the new fleet plan with the public and employees as soon as it is finalized.

         Rationalizing the fleet is an important element of the effort to maximize savings and efficiencies. These savings are key to the provision of the kind of frequent, affordable, quality interisland service that Hawaii depends on.

10.  Q:  Will the new company use either carrier's livery, uniforms, logo, etc.?

     A: The intention is to work with employees to develop a new image that reflects the new company.

11.  Q:  Do you plan to add new routes?

     A: The business plan calls for the addition of new routes/lines beginning in 2003. Whatever specific new routes are chosen, they will generally be aimed at making it easier for visitors in underserved markets to visit Hawaii more conveniently - and for Hawaii residents to travel to these areas with equal convenience. It is all part of the Brenneman philosophy of "flying to win."

12. Q: After the merger, will there be more reductions in the interisland schedule?

     A: Schedules are driven by market demand. Whatever is needed, we will supply.

         While there will be a reduction in the combined interisland flight schedule to reduce the overcapacity problem, the company will ensure that capacity more than meets demand.

13. Q: How can Hawaii residents be sure interisland fares won't increase dramatically?

     A: The combined carrier is committing to hold unrestricted interisland fares for two years, and for an additional three years to link increases in those fares to inflation and other adjustments that affect all airlines, such as increased insurance and security rates due to September 11. Beyond this, the carrier will work with the State Attorney General to ensure fair prices for all consumers, including those who currently can arrange their travel at lower fares.

         Ultimately, if our interisland fares are not reasonable, other carriers will enter the market. We will do our best to keep our customer base not just happy, but delighted with the reliability, quality and affordability of our service.

14.  Q:  Does the new company plan on keeping the same alliance partners?

     A: The new company intends to be a utility provider for any airline that wishes to connect its passengers between the Islands. We plan to allow both companies' alliance partners to keep their current agreements until they expire. In the meantime, we will work with our partners to develop future agreements. And we plan to offer the same reasonable alliance terms to any other carrier who wants to work with us to get their customers to Neighbor Island destinations.

         For our frequent flyer members, we will be developing enhancements to our existing frequent flyer program and creating a frequent flier advisory board, which will include frequent flyers to represent the interests of Hawaii residents.

         In both these areas - alliances and frequent flyer programs - the essential thing to keep in mind is that we are "flying to win." That means trying to provide as much value to customers as we can, so they will purchase our services.

15. Q: With this announcement, what happens next for employees, customers, suppliers, existing contracts and agreements, etc.?

     A: Until the transaction is completed, it will be business as usual for Aloha Airlines, Island Air and Hawaiian Airlines.

         Greg Brenneman and the TurnWorks team will be hard at work laying the groundwork for translating the potential for the merged company into reality, beginning the moment the merger comes into effect.

16.  Q:  Do you plan on keeping the same distributors?

     A: The new company hopes to continue to work with many of the same distributors as well as to create new opportunities for them and for others.

17. Q: Will the new company continue to operate cargo service, contract service, and charter business?

     A: Yes. These services are part of the trust we have with the people of Hawaii. They are an essential element of the responsibility we are shouldering, as Hawaii's flagship carrier, to provide frequent, affordable, quality interisland service to the people and businesses of these Islands.

18.  Q:  Will future airline reservations be honored?

     A:  Yes.  Reservations for confirmed future bookings will be honored.

19.  Q:  Do you expect any employee furloughs as a result of the merger?

     A: Immediately after the events of September 11, almost every carrier (including Aloha and Hawaiian) reduced capacity and furloughed employees. On average, the major U.S. carriers reduced capacity by 20 percent and employees by 19 percent. Combined, Aloha and Hawaiian reduced capacity by 16 percent and employees by 10 percent. This is far below the cuts made by the rest of the industry.

         Irrespective of the merger, further reductions are possible, particularly in the interisland market where traffic has been diminished by direct flights to the Neighbor Islands and lack of demand.

         A successful merger would create a stronger airline capable of growing new markets for the state and job opportunities for furloughed and new employees. Merger-related furloughs would be largely limited to the elimination of duplicate management positions.

         We plan to meet with the unions to discuss a number of options to reduce the number of furloughs or eliminate them altogether.

20. Q: How do you plan to treat employees furloughed as a result of the merger?

     A: We will be meeting with the unions to discuss enhancements to contractually required furlough benefits so that any employee furloughed as a result of the merger would receive these enhancements.

21.  Q:  Do you expect any employee pay cuts as a result of the merger?

     A: This is a very difficult time in the airline industry with employee pay concessions being discussed at many of the major carriers. This issue, along with many others that have affected labor since September 11, will be discussed with union representatives.

22.  Q:  How did this merger come about?

     A: Neither carrier has been able to achieve profits on a sustained basis in recent years.

         From time to time both companies have sought out capital sources to strengthen their financial base. TurnWorks, Inc. was approached in this process and a solution emerged from discussions with Greg Brenneman, whose love for Hawaii and interest in the exciting possibilities of a merger like this have made this combination a reality. The board of directors of each company independently studied the potential and ultimately came to the same conclusion - that this makes sense for both companies and for the State of Hawaii. Mercer Management Consulting provided strategic consulting services in support of the merger.

23. Q: Hawaiian just announced a third-quarter profit of $12 million and is in the midst of acquiring a new fleet. Why the merger?

     A: Hawaiian's profits in the third quarter reflect less than one month's impact of the downturn in tourism since September 11. As with most airlines, fourth-quarter results will reflect the true financial challenges our industry faces.

         Aloha and Hawaiian have had barely breakeven profitability over the past five years, even though these have been the most profitable years in the industry as a whole. This is due to the changing dynamics of the Hawaii market. The merger is needed to ensure the continued reliability of Hawaii's interisland air service in this changing marketplace.

24. Q: How long do you expect the approval to take and what is the likelihood of success?

     A: We are filing the necessary documents with the U.S. Department of Justice and the State Attorney General. We anticipate completing the transaction in the first half of next year given these factors:

         o    The dire financial straits of the airline industry;
         o The fact that this is an intrastate issue (there is plenty of service from the West Coast to Hawaii);
         o The affected market is small (the interisland market is only 45 percent of the combined business, only about 40 percent of the interisland market is made up of local residents);
         o There are no barriers to entry in the affected market because there are no gate assignments and plenty of gates;
         o The combined carrier is committing to hold unrestricted interisland fares for two years, and for an additional three years to link increases in those fares to inflation and other adjustments that affect all airlines, such as increased insurance and security rates due to September 11. Beyond this, the carrier will work with the State Attorney General to ensure fair prices for all consumers, including those who currently can arrange their travel at lower fares.
         o We expect to work with the government for a speedy approval process.

         Again, the important point here is not the number of weeks or months it may take to approve the merger, but rather all the many benefits the merger will bring our customers and the people and economy of Hawaii.

         Cautionary Statement
         --------------------

         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                                    # # # # #

THE FOLLOWING IS A SLIDESHOW PRESENTATION DISSEMINATED BY ALOHA AIRGROUP, INC., HAWAIIAN AIRLINES, INC. AND TURNWORKS, INC. ON DECEMBER 19, 2001

[slide 1]

[ALOHA AIRLINES LOGO]



[HAWAIIAN AIRLINES LOGO]      building
                              Hawaii's
                              flagship carrier


TurnWorks

[slide 2]


                    o    stock-for-stock merger

                    o Hawaiian Airlines shareholders get 52% of combined company plus a six- year 8% note with face value of $2 per share

                    o combined company expected to have approximately $930 million in 2001 revenues and $130 million in cash at year end deal summary
                    o expect substantial accretion to proforma earnings in first full fiscal year (2003)

                    o company to trade as Hawaiian Airlines (HA) on AMEX and PSE

                    o boards to be made up of 3 Aloha, 3 Hawaiian, 3 union and 2 TurnWorks directors

                    o    Greg Brenneman is Chairman and CEO

[slide 3]


          o Aloha and Hawaiian airlines have had barely breakeven profitability over the past five years, the most profitable years in the airline industry

          o    market dynamics are making it even more difficult to survive

               - interisland revenues declining due to economic downturn and more direct flights to neighbor islands why merge?
               - 9/11 dramatically changed travel patterns, both carriers are burning cash every day

          o the islands of Hawaii need consistent, reliable and financially viable air service due to their geographic nature

          o merger will generate significant efficiencies that will benefit passengers

          o    alternatives to merger are unattractive

[slide 4]


            creating value for customers, employees and shareholders



o    value drivers                             Annual operating
                                              profit improvement
                                                     ($MM)
                                             --------------------
     -    restructure distribution channels            $28

     -    dramatically improve fleet
          and route efficiency                         $37

     -    single corporate overhead                    $25

     -    most synergies to be in effect
          by year end 2002                             $90



o    growth drivers

     -    tap new secondary markets in the U.S. and Pacific

     -    leverage alliance partnerships

     -    critical mass enhances ability to attract top-tier leadership

[slide 5]

                        a profitable carrier can be built

                 proforma                                  proforma
  ($MM)          combined     long-term           ($MM)    combined  long-term
                 ------------------------                 ----------------------

revenue           $929    5% - 10% growth       cash         $130      $200

operating margin  (3.9%)     9% - 10%           debt(1)       $40         0

net profit margin  0.2%      5% -  7%

EPS growth          na       20% - 30%       (1) additional debt will include
                                                 $72MM Hawaiian shareholder note
                                                 and federal government loan

[slide 6]


               o    led by Greg Brenneman

               o utilize new legislation to request Governor/Department of Transportation allow immediate start to stem cash losses

               o    both companies share same unions and values

                         Hawaiian   Aloha

                         ----------------

comprehensive   ALPA        |X|      |X|
integration     AFA         |X|      |X|
plan            IAM         |X|      |X|
                TWU         |X|      |X|

               o    union and employee involvement

                    -    union board seats

                    -    sharing in benefits of quick integration

[slide 7]


                                 go forward plan

                         fund               make
 fly                      the            reliability             working
to win                  future            a reality             together

[slide 8]

               o    consolidate interisland operations

                    -    reschedule to reduce number of flights approximately
                         10%

                    -    optimize fleet

                    -    restructure distribution contracts
fly to win
               o    implement growth plan as market recovers

                    -    secondary West Coast and select inland destinations

                    -    secondary Pacific cities

               o    broaden alliance partnerships

                    -    honor existing contracts

                    - offer the same reasonable prorates to all major carriers

[slide 9]

               o    increase liquidity

                    -    federal airline stabilization loan program

               o    restructure bank debt

               o    prepare for growth as market recovers

                    -    operate through 9/11 trough
fund the future
                    - refleet to reduce maintenance and fuel costs and return unneeded interisland aircraft

                    -    match labor to operations revenue expectations

                    -    single corporate overhead

               o    leverage alliance partners and distribution channels

                    -    expand e-ticketing

                    -    strengthen direct marketing (Internet)

[slide 10]

               o    integrate the airlines sensibly

               o provide a stable interisland price, work closely with State Attorney General

               o    run "best in world" operation

                    -    safe and reliable

                    -    on-time performance

 make               -    baggage handling
reliablity
a reality           -    customer complaints

               o    deliver consistent product

                    -    new livery

                    -    food

                    -    seats

                    -    magazine

[slide 11]


          o    win together

               -    labor integration done fairly

               -    employees share in savings of quick integration

               -    incentives for attendance
working
together       -    celebrate often

          o    Board of Directors to have strong local ties

          o open, honest and direct communication with all employees starting today

          o    be a good partner with Hawaiian community

               -    support charities

               -    ambassador for Islands

[slide 12]

          o    efficiencies benefit consumers

          o    strong political support for merger

          o    no interstate commerce issues

 antitrust
approval is    -    no overlapping routes to mainland or Pacific Islands
  required
               -    plenty of competition to West Coast

               - direct service to Islands puts effective cap on one-stop fares

          o no barriers to entry with plenty of available gates and no long-term leases

          o additional protection on interisland service through agreement with State Attorney General

[slide 13]


          o securing liquidity for turnaround (federal government loan program)

          o    federal and state government approval
challenges
          o    difficult integration effort

          o    combining cultures

          o    timing of market recovery
                        about forward-looking statements

This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's website (www.sec.gov).